Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of BHS that also constitutes a preliminary prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.  Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on or about January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•                  Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•                  Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•                  the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•                  the diversion of management time on transaction-related issues;

•                  challenges to Tyco’s business model;

•                  intense competition in all of Tyco’s markets;

•                  Tyco’s continued ability to protect its intellectual property rights;

•                  claims that Tyco has infringed the intellectual property rights of others;

•                  significant business investments that may not produce offsetting increases in revenue;

•                  changes in general economic conditions that affect demand for Tyco’s products and services;

•                  adverse results in legal disputes;

•                  unanticipated tax liabilities;

•                  Tyco’s consumer hardware products may experience quality or supply problems;

•                  impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•                  exposure to increased economic and regulatory uncertainties from operating a global business;

•                  acquisitions and joint ventures that adversely affect the business; and

•                  Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of February 17, 2010.  Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

[START]

On February 17, 2010, Ed Arditte, Senior Vice President of Strategy and Investor Relations of Tyco International, and Naren Gursahaney, President of ADT Worldwide, participated in an investor conference call. The following is an excerpt from that call:

Ed Arditte:                                                                                      …as most of you know we announced a few weeks ago an agreement to acquire Broadview Security.  Because that transaction does involve stock, we are currently in review, and as a result if you’d please read the Important Information here, look on this slide which is in your deck, that would be appreciated…

Service is a very important part of the Tyco story, and clearly with the announcement relative to Broadview, it is another important piece of the story.  A big portion of that is recurring contractual revenue, and Naren will show you more about that in a few minutes.  And we have worked hard over the last handful of years to continually strengthen our balance sheet.

Let me just quickly finish with a couple of quick slides on Broadview.  We are somewhat limited in terms of our Q&A on Broadview today, but this slide and the next gives you a quick summary.  I think what’s important here are the third and the fourth bullet points.  We bring in $0.5 billion of additional recurring revenue to the Company on an annualized basis when this transaction closes, and we bring in 1.3 million accounts.  Now, ADT today has about 7.3 million accounts, so it gives you a little bit of perspective of what we’re adding to ADT.

Why do we like it?  It’s a very, very strong fit.  It’s hard to imagine that two businesses that are in the same industry but a large, competitive, fragmented industry, two businesses that do similar things in residential, do similar things in small business, obviously represents a good fit.  We think that there are products and services that we can offer to the broader customer base that will be attractive and will be enhanced service offerings.  There are clearly some very significant synergies on day one, and so even with 70% of the payment for Broadview being in the form of equity, this transaction is very, very nicely accretive in year one, even more so in year two.   When you look at some of the non-cash charges that are involved, it’s even more accretive on a cash earnings basis.  So with that, we think this is a very, very good transaction for our shareholders, a very strong strategic fit, and very, very good financial returns.  So, I’m going to stop there, I’m going to turn it over to Naren, and he will take you through a lot more detail on ADT.  Naren, all yours.

Naren Gursahaney:                                          Thanks Ed, and good afternoon, everybody.  As Ed mentioned, I’m going to give an overview of the ADT Worldwide business but in light of the Broadview acquisition announcement that we made that Ed talked about, I’m going to dig a little bit deeper into our North America residential and small business market than I normally would to just give you a flavor for what that business is, what the real business drivers are, and how we’re performing against those business drivers.

The North America residential/small business market really has a strong business and economic model, and we continue to improve that and refine that.  As we move forward with the Broadview acquisition, we hope that that will even further strengthen our position there.

Unidentified Participant:               All right, how about the, how do we think about the ADT margin trajectory here, and what you think the potential is?  I mean, you have Brinks coming in, and that should be a positive, obviously.  Europe, some day, will get to 10%, don’t know when that day is, but.

And on the flip side, you are benefitting now from commercial being down, which is a favorable mix for you right now.  So, and as you try to, you might try to grow the account base faster which initially could be a negative.  So, how do we think about the margin potential of the segment?

Naren Gursahaney:                                          …As I look forward as to kind of what the head winds are as well as the tail winds, we’ll start with the tail winds.  Clearly the Broadview, we have Brinks security business, will be a tailwind for us and that will be accretive for us from a margin perspective.  Again, their margin rates are comparable to our, to what we see in our resi and small business side.  Once you take out the corporate costs, you know, the costs that they have in order to act as a public company out there.  So operationally, they’re very similar to ours, so our mix does get better there.

Ed Arditte:                                                                                      Let me just elaborate a little bit on the tailwind side for just a minute.  Bringing in Broadview for a full year, in the first full year, will add something in the neighborhood of 50 basis points of margin to ADT on a global basis, and then based on the incremental synergies that we would expect to get in year two, we start to move up to closer to 150 basis points of improvement to ADT overall.

Unidentified Participant:               Hi, can you give us any quantitative metrics as far as where you were maybe five years ago, now, and a target for five years out on attrition rates and cost to acquire accounts?

Naren Gursahaney:                                          I think yeah, attrition rates, you know, we’ve kind of gone from the high, I’d say from the high teens down to kind of in the mid-13 range.  Again, we did see a little bit of a pick-up over the past year with the economic environment, but that has stabilized and is starting to improve modestly again.  I’m hesitant to kind of give a five-year out forecast at this point in time.  We don’t really know what the entitlement is.  We’re continuing to work through it, and again the economy does play a role in this thing.  We’ve seen significantly higher attrition in our commercial business, as clearly our commercial customers have been hit harder by the economic environment, but I would expect that we will continue to make steady progress as we’ve done over the past couple years.  I’m optimistic that as we kind of move forward with the Broadview integration, there’s hopefully some things we can learn from them that might even give us more ideas on how we can further improve in that area.